Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-212571

Dated November 14, 2016

Global Medium-Term Notes, Series A

Lookback Entry PLUS Based on the Value of the S&P 500® Index due February 5, 2018

As described in pricing supplement no. 401 dated October 31, 2016 relating to Lookback Entry PLUS Based on the Value of the S&P 500® Index due February 5, 2018 (CUSIP: 06744M851; ISIN: US06744M8516), the lookback underlier value, to which the final underlier value will be compared to determine the payment at maturity on the PLUS, is the lowest closing level of the underlier during the lookback observation period. The lookback observation period consisted of each scheduled trading day on which there was no market disruption event from and including the pricing date to and including November 14, 2016.

The lowest closing level of the underlier during the lookback observation period occurred on November 4, 2016, and the closing level of the underlier on that date was 2,085.18. Accordingly, the lookback underlier value applicable to the PLUS is 2,085.18.

You should read this document together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which the PLUS are a part, and the more detailed information contained in the pricing supplement no. 401 dated October 31, 2016. Terms used but not defined in this document have the meanings set forth in the accompanying pricing supplement or prospectus supplement.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Pricing supplement dated October 31, 2016: https://www.sec.gov/Archives/edgar/data/312070/000095010316017607/dp69975_424b2-936ms.htm

•	Prospectus dated July 18, 2016: http://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•	Prospectus supplement dated July 18, 2016: http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•	Index supplement dated July 18, 2016: http://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this document, “our” refers to Barclays Bank PLC.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the pricing supplement dated October 31, 2016, the prospectus dated July 18, 2016, the prospectus supplement dated July 18, 2016, the index supplement dated July 18, 2016 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.